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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person*

     Campbell             Dean                     C.

     (Last)                 (First)                  (Middle)

     234 Live Oak

     (Street)

     Los Altos              California                94022

     (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

            RF Monolithics, Inc. (RFMI)

  IRS Identification Number of Reporting Person, if an entity (Voluntary)

       4.   Statement for Month/Day/Year

              10/21/02

  If Amendment, Date of Original (Month/Day/Year)

  Relationship of Reporting Person(s) to Issuer (Check all applicable)

          [ X ]  Director                                [   ]  10% Owner

          [    ]  Officer (give title below)     [   ]  Other (specify below)

  Individual or Joint/Group Filing (Check applicable line)

          [X]  Form filed by One Reporting Person

          [  ]  Form filed by More than One Reporting Person

Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								68,278	D
Common Stock								40,000	I	(1)
Common Stock								18,000	I	(2)
Common Stock								6,500	I	(3)
Common Stock								6,500	I	(4)
Common Stock								1,000	I	(5)
							TOTAL	140,278(6)(7)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Over)
SEC 1474 (9-02)
(Form 4 (continued)

 Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-tive Securi-ty (Instr 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transac-tion Code (Instr 8)		5. Number of Deriva-tive Securi-ties Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Na-ture of Indi-rect Beneficial Owner-ship (Inst 4)
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (right to buy)	$6.50	N/A		N/A		N/A		Note 7	07/20/04	Common Stock	12,500		12,500	D
Option (right to buy)	$10.875	N/A		N/A		N/A		Note 7	01/03/05	Common Stock	4,500		4,500	D
Option (right to buy)	$6.00	N/A		N/A		N/A		Note 7	01/02/06	Common Stock	4,500		4,500	D
Option (right to buy)	$9.125	N/A		N/A		N/A		Note 7	01/02/07	Common Stock	4,500		4,500	D
Option (right to buy)	$11.375	N/A		N/A		N/A		Note 7	01/04/08	Common Stock	4,500		4,500	D
Option (right to buy)	$9.25	N/A		N/A		N/A		Note 7	01/03/09	Common Stock	4,500		4,500	D
Option (right to buy)	$6.125	N/A		N/A		N/A		Note 7	01/03/10	Common Stock	4,500		4,500	D
Common Stock Warrant	$7.50	N/A		N/A		N/A		Note 6	12/11/03	Common Stock	30,000		30,000	D
Option (right to buy)	$4.875	N/A		N/A		N/A		Note 7	01/02/11	Common Stock	4,500		4,500	D
Option (right to buy)	$3.26	N/A		N/A		N/A		Note 7	01/03/12	Common Stock	4,500		4,500	D
Option (right to buy)	$3.2274	10/21/02		A		5,000		Note 8	10/21/12	Common Stock	5,000		5,000	D
												TOTAL	83,500

Explanation of Responses:
(1)  Shares held in the Delaware Charter Guarantee & Trust Company FBO Dean C. Campbell - IRA.
(2)  Shares held in the Raymond W. Campbell Non-Marital Trust B.  Mr. Campbell and his sister are trustees.
(3)  Shares held in LBC 1992 Irrevocable Trust.
(4)  Shares held in JHC 1992 Irrevocable Trust.
(5)  Shares held in the Raymond W. Campbell Non-Marital Trust A.  Mr. Campbell and his sister are trustees.
(6)  The reported securities are included within 30,000 RF Monolithics, Inc. Units purchased by the reporting person for $3.75 per Unit.  Each Unit consists of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $7.50 per share for three years.
(7)  Nonstatutory Stock Option granted under the Non-Employee Directors’ Stock Option Plan.  25% of the shares vest on the first anniversary and monthly thereafter.
(8)  Non-qualified Stock Option granted under the 1997 Equity Incentive Plan. 1/48th of the shares vest on the first day of every month following the date of grant.

/s/ Robert J. Conner                                                                                  10/23/02
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**By: Robert J. Conner, Attorney-in-Fact                                                 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.